UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Icagen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45104P500

(CUSIP Number)

Craig L. Slutzkin New Leaf Venture Management II, L.L.C., Times Square Tower 7 Times Square, Suite 3502 New York, NY 10036 (646) 871-6420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45104P500	13D	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14D-9, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2011.

CUSIP No. 45104P500	13D	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The reporting person is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14D-9, filed with the SEC on August 4, 2011.

CUSIP No. 45104P500	13D	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The reporting person is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14D-9, filed with the SEC on August 4, 2011.

CUSIP No. 45104P500	13D	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Philippe O. Chambon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION French citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14D-9, filed with the SEC on August 4, 2011.

CUSIP No. 45104P500	13D	Page 6 of 22 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). James Niedel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14D-9, filed with the SEC on August 4, 2011.

CUSIP No. 45104P500	13D	Page 7 of 22 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vijay Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14D-9, filed with the SEC on August 4, 2011.

CUSIP No. 45104P500	13D	Page 8 of 22 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ronald Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14D-9, filed with the SEC on August 4, 2011.

CUSIP No. 45104P500	13D	Page 9 of 22 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Srinivas Akkaraju
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14D-9, filed with the SEC on August 4, 2011.

CUSIP No. 45104P500	13D	Page 10 of 22 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeani Delagardelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14D-9, filed with the SEC on August 4, 2011.

CUSIP No. 45104P500	13D	Page 11 of 22 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on July 29, 2011 (the “Original 13D”) as amended by Amendment No. 1 to the statement on Schedule 13D filed on August 11, 2011 (“ Amendment No. 1” and, together with the Original 13D and Amendment No. 2, the “Schedule 13D”) filed by the Reporting Persons, and relates to the common stock, $0.001 par value (the “Common Stock”) of Icagen, Inc. (the “Issuer”) having its principal executive office at 4222 Emperor Boulevard, Suite 350, Durham, NC 27703.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following immediately after third paragraph thereof:

On August 25, 2011, the Reporting Persons and Merlin jointly sent a letter (the “August 25 Joint Letter”) and issued a press release (the “August 25 Press Release”). The August 25 Joint Letter states the belief of the Reporting Persons and Merlin that, based on currently available public information, the offer price in the Proposed Transaction undervalues the Issuer and the future value of its assets, including several research and development programs for therapies for the treatment of pain. The August 25 Joint Letter further states that Pfizer has access to certain clinical trial data, which provides it with an unfair informational advantage not afforded to all investors to determine the value of a certain Issuer program involving pain therapy. The August 25 Joint Letter also states the belief of the Reporting Persons and Merlin that the Issuer’s Board of Directors chose not to pursue other strategic options that could have allowed the Issuer’s pain programs currently partnered with Pfizer to reach significant milestones and create additional value for all stockholders. The August 25 Joint Letter reiterates that each of the Reporting Persons and Merlin would not tender their shares in the Proposed Transaction on the current terms.

Merlin BioMed has filed a Schedule 13D, dated as of July 29, 2011, as amended by that certain Amendment No. 1 to Schedule 13D, dated as of August 11, 2011 and by that certain Amendment No. 2 to Schedule 13D, dated as of August 25, 2011, in which Merlin BioMed discloses beneficial ownership of 8.5% of shares of Common Stock of the Issuer. The Reporting Persons disclaim beneficial ownership of all shares held by Merlin BioMed and any group membership with Merlin or any other persons for purposes of this Amendment No. 2.

The reference to the August 25 Joint Letter and the August 25 Press Release in this Amendment No. 2 is qualified in its entirety by reference to the August 25 Joint Letter and the August 25 Press Release, copies of which are filed with this Amendment No. 2 as Exhibit 5 and Exhibit 6, respectively, and incorporated herein by reference as if set forth in its entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Letter dated July 28, 2011 to the Board of Directors of the Issuer.*

Exhibit 2 – Press Release, dated July 28, 2011.*

Exhibit 3 – Letter dated August 11, 2011 to the Board of Directors of the Issuer.*

Exhibit 4 – Press Release, issued August 11, 2011.*

Exhibit 5 – Letter dated August 25, 2011.

CUSIP No. 45104P500	13D	Page 12 of 22 Pages

Exhibit 6 – Press Release, dated August 25, 2011.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 – Powers of Attorney regarding Schedule 13D filings.

*	Previously filed.

CUSIP No. 45104P500	13D	Page 13 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 25, 2011

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:		NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

*
Ronald Hunt

CUSIP No. 45104P500	13D	Page 14 of 22 Pages

*
Srinivas Akkaraju

*
Jeani Delagardelle

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

CUSIP No. 45104P500	13D	Page 15 of 22 Pages

Exhibit 5

August 25, 2011

We reiterate our position that the current terms of the proposed Pfizer acquisition do not reflect the fair value of Icagen’s assets. We are disappointed that the transaction was announced ahead of near-term milestones and we do not intend to tender our shares under the current terms, or based on current public information about Icagen’s prospects.

We base our opinions mainly on facts described in SEC filings and offer our arguments against the current terms of the transaction:

(1)	Pfizer is seeking to acquire Icagen for $56 million but the true cost to Pfizer to acquire the company’s assets is only $22 million when near-term R&D and milestone payments as well as the cash Icagen currently owns are put into the equation. This cost would be even lower if the Pfizer-Icagen R&D collaboration were renewed after it expires later this year.

(2)

Icagen has several R&D programs that could lead to breakthrough therapies for the treatment of pain, representing potentially multi-billion dollar commercial opportunities. Pfizer’s most recent SEC filing indicates that “neuroscience and pain” is one of its five high-priority therapeutic areas with the highest potential to deliver value. Ion channels were identified as an area of focus by Pfizer’s leadership team. They state, “Icagen’s development platform, expertise and know-how in the ion channel space was seen as a potential source of new opportunities for Pfizer, beyond the opportunities available under the parties’ Collaborative Agreement.”[1] We conservatively estimate that Icagen’s pain programs alone could be worth $100-165 million or $11-19 a share.

(3)

A 2006 paper in the journal Nature described the ion channels targeted by this collaboration and the families who have genetic mutations that prevent them from feeling pain. The authors write, “The complete inability to sense pain in an otherwise healthy individual is a very rare phenotype.”[2] Pfizer understands the value of these targets as they funded this study and two of the co-authors are Pfizer employees.

(4)	Pfizer initiated the phase I study of the partnership’s lead compound in December 2010 and proposed to acquire Icagen in July 2011 after having declined an acquisition on numerous prior occasions. Pfizer’s actions suggest that the data are trending positive for the following reasons: 1) the first study was advanced to a second study suggesting that so far the drug is safe, 2) the study was designed to measure signs of activity such as heat pain or odor because families with the genetic mutations have both an inability to feel pain and a reduced sense of smell, and 3) the trial data are open to Pfizer as they are required to monitor safety. These data provides Pfizer with an unfair advantage not afforded to all investors to determine the value of this program.

(5)	Icagen’s Board chose not to pursue other strategic options that could have allowed the pain programs currently partnered with Pfizer to reach significant milestones and create additional value for all shareholders.

We believe these arguments were important to consider in our decision not to tender our shares. We are not opposed to the acquisition of Icagen by Pfizer at a fair price, but ask for a fair process under which the information held by Pfizer is shared so all stockholders can make an informed decision. If Pfizer chooses to keep the details of its partnered programs confidential, based on publicly available information we have to assume the data must be positive and could potentially lead to a commercial opportunity with significant milestones and royalties worth much more than the current price being offered by Pfizer.

[1]	Pfizer Schedule to Tender Offer Statement (Amendment No. 1), August 19, 2011
[2]	Cox, J. et al., “An SCN9A channelopathy causes congenital inability to experience pain”, Nature, Vol. 444, 14 (December 14, 2006): 894-898

CUSIP No. 45104P500	13D	Page 16 of 22 Pages

Exhibit 6

Merlin Nexus and New Leaf Venture Partners Continue to Contest

Proposed $56 Million Acquisition of Icagen by Pfizer

True Acquisition Cost to Pfizer Estimated at Approximately $22 Million, Yet Icagen’s Pain Programs Are

Estimated to Be Worth $100-165 million

Pfizer Possesses Information Not Available to Other Potential Acquirers

New York, NY, August 24, 2011 – Merlin Nexus and New Leaf Venture Partners (NLV Partners) have contested the terms of Icagen’s (Nasdaq: ICGN) proposed acquisition by Pfizer Inc (NYSE: PFE) in a letter filed today with the SEC. According to a July 20, 2011 press announcement, Pfizer plans to purchase the shares of Icagen stock it already does not own at a price of $6.00 per share, resulting in an aggregate transaction value of approximately $56 million. In the past month, Merlin Nexus and NLV Partners, both stockholders in Icagen, have sent two letters to the Icagen Board contesting the price of the acquisition. The current letter affirms that the “terms of the proposed Pfizer acquisition do not reflect the fair value of Icagen’s assets.” Further, both stockholders expressed their disappointment “that the Icagen acquisition was announced ahead of near-term milestones, and [they] do not intend to tender [their] shares under the current terms.”

In the current letter, Merlin Nexus and NLV Partners state that “the true cost to Pfizer to acquire the company’s assets is only $22 million when near-term R&D and milestone payments as well as the cash Icagen currently owns are put into the equation. This cost would be even lower if the Pfizer-Icagen R&D collaboration were renewed after it expires later this year.”

The letter references conservative estimates of the value of Icagen’s pain programs alone at as much as $100-165 million or $11-19 a share. Unfortunately, as noted in the letter, “Icagen’s Board chose not to pursue other strategic options that could have allowed the pain programs currently partnered with Pfizer to reach significant milestones and create additional value for all shareholders.”

Pfizer advanced the first of Icagen’s proprietary compounds (PF-05089771) into a phase I single dose escalation study in December 2010, and this trial was expected to have been completed in March 2011. According to the letter, “trial data are open to Pfizer as they are required to monitor safety. These data provide Pfizer with an unfair advantage not afforded to all investors to determine the value of this program.”

The letter concludes as follows: “We are not opposed to the acquisition of Icagen by Pfizer at a fair price, but ask for a fair process under which the information held by Pfizer is shared so all Stockholders can make an informed decision. If Pfizer chooses to keep the details of its partnered programs confidential, based on publicly available information we have to assume the data must be positive and could potentially lead to a commercial opportunity with significant milestones and royalties worth much more than the current price being offered by Pfizer.”

CUSIP No. 45104P500	13D	Page 17 of 22 Pages

About Merlin Nexus

Merlin Nexus, based in New York, is an investment management company focused on crossover private equity investing in the life sciences industry. Merlin Nexus invests globally in private and public healthcare companies and manages several crossover private equity funds with capital commitments totaling $200 million. Our investor base consists of financial institutions, funds of funds, family offices and high net worth individuals.

About NLV Partners

New Leaf Venture Partners is a leader in healthcare technology venture investing. Our investment professionals bring a unique blend of technological, clinical, and operational experience to our investments. We work closely with our entrepreneurs to help build successful portfolio companies. We focus primarily on later-stage biopharmaceutical products, early-stage medical devices, and laboratory infrastructure technologies.

New Leaf currently manages $1.1 billion in assets. This includes our newest fund, New Leaf Ventures II, L.P., which closed with commitments of $450 million in October 2007, New Leaf Ventures I, L.P. and the healthcare technology portfolio of the Sprout Group, one of the oldest U.S. venture capital fund groups. For more information please visit http://www.nlvpartners.com.

Contacts:

Media:

Burns McClellan on behalf of NLV Partners

Justin Jackson, (212) 213-0006

jjackson@burnsmc.com

Investors/Stockholders:

Okapi Partners LLC

Geoff Sorbello/Patrick McHugh, (212) 297-0720

info@okapipartners.com

CUSIP No. 45104P500	13D	Page 18 of 22 Pages

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Icagen, Inc.

EXECUTED this 25th day of August, 2011.

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:		NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

*
Ronald Hunt

CUSIP No. 45104P500	13D	Page 19 of 22 Pages

*
Srinivas Akkaraju

*
Jeani Delagardelle

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

CUSIP No. 45104P500	13D	Page 20 of 22 Pages

Exhibit 99.2

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Vijay K. Lathi
Vijay K. Lathi

By:	/s/ James Niedel
James Niedel

Dated: October 5, 2005

CUSIP No. 45104P500	13D	Page 21 of 22 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his/her true and lawful attorney-in-fact and agent for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Philippe O. Chambon
Philippe O. Chambon

By:	/s/ Jeani Delagardelle
Jeani Delagardelle

By:	/s/ Ronald Hunt
Ronald Hunt

Dated: September 29, 2006

CUSIP No. 45104P500	13D	Page 22 of 22 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju

Dated: February 2, 2009